Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                               September 13, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1079
       Guggenheim Moderate Asset Allocation Portfolio of ETFs, Series 16
                       File Nos. 333-190245 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1079, filed on July 30, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Guggenheim Moderate Asset Allocation Portfolio of ETFs, Series 16 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The end of the sixth paragraph under this section mentions duration. Please provide an example of the effect duration on interest rate changes and bond prices.

     Response: The following has replaced the third sentence of the sixth paragraph: "In addition, the fixed-income ETFs included in the trust's portfolio invest in fixed-income securities of short, medium and long-term durations. The duration of a bond is a measure of its price sensitivity to changes in interest rates based on the weighted average term to maturity of its interest and principal cash flows. In general, rising interest rates may lead to a decline in bond prices and declining interest rates may lead to a rise in bond prices. For example, if a bond has a duration of 3 years and interest rates go up by 1%, it can be expected that the bond price will move down by 3%." As discussed with the staff of the Commission, the Trust does not have a policy as to duration and does not have an expectation of any particular duration. As a result, a duration of 3 years was used for the example.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                       Very truly yours,

                                                       CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                          ----------------------
                                                          Morrison C. Warren